December 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Pearl Holdings Acquisition Corp (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-261319)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of Pearl Holdings Acquisition Corp that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on December 14, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated December 13, 2021 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as the underwriter, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

By: /s/ Kyle McDonnell

Name: Kyle McDonnell

Title: Executive Director

[Signature Page to Acceleration Request Letter]